Room 4561

September 28, 2006

Mr. Brian S. Dunn
President
Serefex Corporation
4328 Corporate Square, Suite C
Naples, Florida 34104

Re: **Serefex Corporation**
      Amendment No. 1 to Registration Statement on Form SB-2 filed September 14, 2006
      File No. 333-136174

      Form 10-KSB for the year ended December 31, 2005
      File No. 0-24362

Dear Mr. Dunn:

      We have reviewed your amended filing and response letter filed September 14, 2006 and have the following comments.

Amendment No. 1 to Registration Statement on Form SB-2

1.   We note your response to comment 1 of our letter dated August 29, 2006. Our guidance with respect to equity line arrangements set forth in our Current Issues Outline Quarterly Update dated March 31, 2001 provides for the resale registration of shares intended to be resold by the selling stockholder provided certain conditions are met. Notwithstanding such guidance, however, it appears that the significant amount of shares being registered on behalf of Cornell Capital suggests that your continuous offering is in fact a direct primary offering being undertaken on your behalf by Cornell Capital. Accordingly, such an offering would need to meet the requirements of Rule 415(a)(1)(x) under the Securities Act as opposed to Rule 415(a)(1)(i) under the Securities Act that you are currently relying upon for your continuous offering. In order to avail yourself of Rule 415(a)(1)(i) for the offering, please reduce the number of shares you are registering on behalf of Cornell Capital.

<u>Item 27. Exhibits</u>

2.   We note your amending of this item to include additional exhibits to your registration statement. Please note that when amending an item under Part II to Form SB-2, it is necessary to include the entirety of the amended item rather than just an amended portion of such item. Please revise as appropriate or otherwise advise.

<u>Item 28. Undertakings</u>

3.   We note your undertaking pursuant to your reliance on Rule 430B of the Securities Act. As it does not appear that Form S-3 is available to you to register a primary offering, Rule 430B would not be applicable. Please explain to us your reliance on Rule 430B as opposed to Rule 430C with respect to your offering or otherwise revise as appropriate.

<u>Form 10-KSB for the year ended December 31, 2005</u>

<u>Item 8A. Controls and Procedures</u>

4.   We note your response to comments 11 through 13 of our letter dated August 29, 2006. Your response, written in September 2006, indicating that you will include in your future Form 10-KSB for December 31, 2006 a conclusion as to the effectiveness of your disclosure controls and procedures as of a future evaluation period, raises concerns as to how you come to your effectiveness conclusions. Tell us how you are able to represent today, that your chief executive officer and chief financial officer will conclude that your disclosure controls and procedures are effective as of the end of the period covered by the future Form 10-KSB. Please tell us the type of evaluation your officers have performed in the past in order to reach their effectiveness conclusions. Do these evaluations pertain to periods in the past, or do you make conclusions for the future as well, as your response would indicate? Please advise.

5.   In addition, while the language of your draft controls and procedures narrative with respect to your prospective Form 10-KSB for the year ended December 31, 2006, may conform to our requirements if you were to perform the required evaluations at the appropriate time, your response did not address the concerns we expressed in our prior comments 11 through 13. Our prior comments 11 through 13 relate to your disclosures, evaluations and conclusions with respect to <u>prior</u> periods. Please address such concerns.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477 or me at (202) 551-3462 with any questions. If you need further assistance, you may contact Barbara Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile
        William J. Schifino, Sr. Esq.
        Williams Schifino Mangione & Steady, P.A.
        One Tampa City Center, Suite 2600
        Tampa, Florida 33602
        Telephone: (813) 221-2626
        Facsimile: (813) 221-7335